

16012808

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M & A SECURITIES GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4131 N. Mulberry Dr., Suite 252
(No. and Street)

Kansas City (City) Missouri (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica Pastorino (816) 888-7920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 NE Brooktree Lane, (Address) Gladstone, (City) Missouri (State) 64119 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jessica Pastorino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M & A Securities Group, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


Jenifer L Burch
Notary Public Notary Seal
State of Missouri County of Platte
My Commission Expires 08/01/2016
Commission # 12375281

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

M & A SECURITIES GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2015

M & A SECURITIES GROUP, INC.

Table of Contents

M&A SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Assets:	
Cash and cash equivalents	$ 135,924
Deposits and prepaid expenses	65,625
Prepaid income taxes	18,726
Receivables:	
Retainers and administrative fees	78,750
Officer	24,770
Employee	5,358
Deferred taxes	854
Property and equipment, net of accumulated depreciation of $1,542	6,843
	$ 336,850

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 132,179
Payroll taxes payable	8,771
Deferred taxes	17,775
	158,725
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 100 issued and outstanding	100
Additional paid-in capital	125,123
Retained earnings	52,902
	178,125
	$ 336,850

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

Revenues:	
Merger and acquisition retainer and success fees	$ 23,941,118
Administrative fees	385,285
Interest income	1,166
Other income	256,621
Total revenues	24,584,190
Expenses:	
Commissions and syndication expenses	22,996,045
Compensation and employee benefits	633,068
Professional fees	481,642
Insurance, registration fees and bonding	267,874
Office and other operating expenses	203,050
Total expenses	24,581,679
Income before provision for income taxes	2,511
Income taxes:	
Current	(1,154)
Deferred	2,163
Total income taxes	1,009
Net income	$ 1,502

The accompanying notes are an integral part of these financial statements.

M&A SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2014	$ 100	$ 125,123	$ 51,400	$ 176,623
Net income	-	-	1,502	1,502
Balances, December 31, 2015	$ 100	$ 125,123	$ 52,902	$ 178,125

The accompanying notes are an integral part of these financial statements

M&A SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 1,502
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	1,321
Deferred income tax expense	2,163
Interest added to advances	(877)
(Increase) decrease in:	
Retainers and fees receivable	(2,250)
Deposits and prepaids	(13,125)
Prepaid income taxes	(18,726)
Increase (decrease) in:	
Accounts payable and accrued liabilities	(19,580)
Income taxes payable	(7,867)
Net cash used by operating activities	(57,439)
Cash flows used in investing activities:	
Officer and employee advances	(7,346)
Decrease in cash	(64,785)
Cash and cash equivalents, beginning of year	200,709
Cash and cash equivalents, end of year	$ 135,924
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 25,439

The accompanying notes are an integral part of these financial statements.

M & A SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Significant Accounting Policies

Nature of Business:

M&A Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's revenue is primarily derived from licensing merger and acquisition professionals to accommodate any securities related to middle market mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income taxes and tax positions

Current and deferred income taxes are determined in accordance with Financial Accounting

Standards Board (FASB) ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax liability relates to the deduction of certain prepaid expenses when paid for tax purposes and writing them off for book purposes over the accounting periods benefited, and the expensing of property and equipment for tax purposes. The components of the deferred tax liability on the Statement of Financial Condition at December 31, 2015, relate to the following:

Temporary Difference	Liability
Prepaid insurance	$ 16,406
Basis of property and equipment	1,369
	$ 17,775

The $854 deferred tax asset represents the benefit of contribution carryovers.

The current provision consists of $814 of Federal and $340 of state tax refunds due to the carryback of the 2015 net operating loss of $5,487.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2015, the tax returns for the years 2012 to 2014 are subject to examination.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Retainers and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2015 it was determined that no valuation allowance was necessary.

Property and Equipment

Property and equipment consists of computers and office furniture which are being depreciated using the straight-line method over the estimated five year life for computers and ten year life for office furniture. Depreciation for 2015 was $1,321. At December 31, 2015 the balances consist of:

Computer equipment	$ 4,830
Office furniture	3,555
	8,385
Less accumulated depreciation	(1,542)
	$ 6,843

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $71,439, which is $62,042, in excess of its required net capital of $9,397. The percentage of aggregate indebtedness to net capital was 197.30%.

NOTE 3 – OPERATING LEASE

The Company leased office space under a month to month operating lease at $575 per month through May 2015. Rent expense was $32,982, including amounts for the temporary use of additional space in 2015.

NOTE 4 – RELATED PARTY TRANSACTIONS

Shareholder Receivable

The Company has advanced its majority shareholder $24,770 as of December 31, 2015. This advance bears interest at the rate of 3.5% and is unsecured.

Burch & Company, Inc.

During the year, the Company engaged in various transactions with Burch & Company, Inc., a related entity. These transactions included the payment of commissions of $228,812 and $110,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, and $30,000 each for shared compliance services and the use of office space. The Company is also a guarantor on Burch's office lease agreement.

NOTE 5 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Profit sharing contributions to the plan for the year ended December 31, 2015 were $22,198.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 26, 2016, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

M & A SECURITIES GROUP, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2015

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ 178,125
Deferred tax liability	17,775
Non-allowable assets	(124,461)
Net capital	71,439
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(9,397)
Excess net capital	$ 62,042
Aggregate indebtedness:	
Total liabilities	$ 158,725
Less deferred taxes	(17,775)
Aggregate indebtedness	$ 140,950
Percentage of aggregate indebtedness to net capital	197.30%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

Net Capital per December 31, 2015, Form X-17A-5	$ 71,107
Audit adjustments:	
Retirement plan accrual to actual	502
Additional accounts payable	(170)
Net capital per Schedule I above	$ 71,439


securities

EXEMPTION REPORT

During fiscal year 2015, to the best knowledge and belief of Jessica B. Pastorino, President and Chief Compliance Officer of M&A Securities Group, Inc. ("MAS"), MAS operated pursuant to exemption 15c3-3(k)(2)(i) as MAS did not hold customer funds or safe keep customer securities.

Jessica B Pastorino

President, Chief Compliance Officer

M&A Securities Group [illegible]

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Review Report

Board of Directors
M & A Securities Group, Inc.
Kansas City, Missouri

I have reviewed management's statements, included in the accompanying exemption report, in which (1) M & A Securities Group, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k)(2)(i) under which M & A Securities Group, Inc. claimed an exemption from 17 C.F.R. 240. 15c3-3(k)(2)(i) and (2) M & A Securities Group, Inc. stated that M & A Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M & A Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M & A Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2016

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
M & A Securities Group, Inc.
Kansas City, Missouri

In planning and performing my audit of the financial statements of M & A Securities Group, Inc., as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2016

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

M & A Securities Group, Inc.

Agreed-Upon Procedures

Form SIPC-7

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Auditor's Report on Agreed-Upon Procedures
Performed Relative to Form SIPC-7

Board of Directors
M & A Securities Company, Inc.
4151 N. Mulberry Drive, Suite 252
Kansas City, MO 64116

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, I have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2015, which were agreed to by M & A Securities Company, Inc. and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listing assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no differences.

2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, to the amounts reported on Form SIPC-7 for the twelve months ended December 31, 2015, and noting no differences.

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was not overpayment noted.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters may have come to my attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090
202-371-8300
General Assessment Reconciliation

2.	A. General Assessment (Item No. 2e from next page)	$ 60,517
	B. Less payment made with SIPC-6 filed July 2015	(21,641)
	C. Less prior payment applied	( )
	D. Assessment balance due or (overpayment)	38,876
	G. Actual Payment Made – February 2016	(38,876)
	H. Balance due (payment less than calculated)	$ 0)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,584,189
2b	Additions:	
	Total additions	
2c	Deductions:	
	(8) Other revenue not related either directly or indirectly to the securities business.	377,304
	Total deductions	377,304
2d	SIPC Net Operating Revenues	$ 24,206,885
2e	General Assessment @ .0025	$ 60,517